

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2011

<u>Via E-mail</u>
Julian Spitari, Chief Executive Officer
Imobolis, Inc.
8950 West Olympic Blvd. Suite 350
Beverly Hills, CA 90211

> **Re: Imobolis, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 17, 2011**
> **File No. 333-167077**

Dear Mr. Spitari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   It appears that you have omitted the information required by Item 5 of Schedule 14C regarding the information statement being delivered to two or more security holders who share an address. Please revise to include this information or advise.

2.   Please disclose the number of votes to which each class of voting securities is entitled. See Item 6 (a) of Schedule 14A, applicable to you via Item 1 of Schedule 14C.

3.   Please furnish the information required by Items 7 and 8 of Schedule 14A, applicable to you via Item 1 of Schedule 14C.

4.   To facilitate understanding by shareholders of your proposed corporate actions, please include as an appendix to your information statement your amended articles of incorporation with the amended portions marked to show changes.

Principal Stockholders and Security Ownership of Management, page 3

5.   We note that you have included in the beneficial ownership table a line item titled "All Beneficial Owners as a Group" reflecting the holding of 8 million shares of common stock by unidentified holders. Please disclose the names of the holders of the 8 million shares of common stock on an individualized basis as well as the percentages held. To the extent the shareholders of the 8 million shares overlap with the officers and directors listed in the table, please include clarifying disclosure as appropriate to avoid confusion. Refer to Instruction 5 to Item 403 of Regulation S-K. Such explanatory disclosure may be included in footnotes to the table.

Changing the Capital Structure of the Company, page 3

6.   Please revise your disclosure to include a materially complete discussion of the forward stock split. In addition, please include the information required by Items 11 and 12 relating to the increase in authorized common stock and the forward-stock split, respectively, and the reasons for these corporate actions.

7.   For each class of securities, please disclose in tabular format the number of shares currently authorized, issued and outstanding, reserved for issuance and authorized but un issued both before and after giving effect to the forward-split and the increase in authorized shares

8.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares for any purpose, including future acquisitions and/or financings. If so, please disclose materially complete descriptions of any acquisitions, financings or other transactions. If not, please state that, at this time, you have no such plans, proposals, or arrangements, written or otherwise to issue any of the newly available authorized shares of common stock.

9.   Please disclose the possible anti-takeover effects of the increase in your authorized shares. Please see Release No. 34-15230.

Annual Report, page 4

10.   We note that you refer in your disclosure to Form 10-KSB and Form 10-QSB. Please note that Regulation S-B and its accompanying forms are no longer in effect and have been replaced by the new scaled Regulation S-K requirements for smaller reporting companies. Please revise your disclosure to delete references to the S-B requirements and forms.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie at (202) 551-3876 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       Ron Chew, Esq.
       Law Office of Ronald Chew
       3699 Wilshire Blvd #700
       Los Angeles, CA 90010